# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Radware Ltd., CIK 0001094366
CUSIP: M81873107
Title of class of securities: Ordinary Shares, NIS 0.05 par value per share
Address of issuer's principal executive offices: 22 RAOUL WALLENBERG STREET, TEL AVIV, Israel (L3), 69710
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000764068

## Reporting persons
- Legal & General Group Plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 2,831,851; sole dispositive power 0; shared dispositive power 2,831,851; aggregate amount beneficially owned 2,831,851 (6.6% of the class)
- Legal & General Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 2,829,524; sole dispositive power 0; shared dispositive power 2,829,524; aggregate amount beneficially owned 2,829,524 (6.6% of the class)
- LGIM Managers (Europe) Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); member of a group; sole voting power 0; shared voting power 2,802,742; sole dispositive power 0; shared dispositive power 2,802,742; aggregate amount beneficially owned 2,802,742 (6.6% of the class)
- Legal & General UCITS ETF Plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); member of a group; sole voting power 0; shared voting power 2,795,341; sole dispositive power 0; shared dispositive power 2,795,341; aggregate amount beneficially owned 2,795,341 (6.5% of the class)
- Legal & General Investment Management America Inc: type of reporting person: investment adviser (IA), corporation (CO), other (OO); citizenship or place of organization: Illinois (IL); member of a group; sole voting power 0; shared voting power 2,327; sole dispositive power 0; shared dispositive power 2,327; aggregate amount beneficially owned 2,327 (0% of the class)
  Comment: CFTC registered Commodity Trading Advisor and Commodity Pool Operator, OSC and AMF registered portfolio in Canada
- LGIM Singapore PTE Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 7,401; aggregate amount beneficially owned 7,401 (0% of the class)

## Item 1. Issuer
Name of issuer: Radware Ltd.
Address of issuer's principal executive offices: 22 RAOUL WALLENBERG STREET, TEL AVIV, L3, 69710

## Item 2. Person Filing
Name of person filing: Legal & General Group Plc
Address of principal business office or, if none, residence: ONE COLEMAN STREET, LONDON, EC2R 5AA
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 2831851
Percent of class: 6.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2831851
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2831851

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
8 (a).LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED IS A DISCRETIONARY
INVESTMENT MANAGER AUTHORISED AND REGULATED BY THE UK FINANCIAL
CONDUCT AUTHORITY.
LEGAL & GENERAL UCITS ETF PLC IS ORGANISED AS AN
OPEN-ENDED INVESTMENT COMPANY WITH VARIABLE CAPITAL. THE COMPANY
IS STRUCTURED AS AN UMBRELLA FUND AND IS COMPRISED OF SEPARATE
SUB-FUNDS. THE COMPANY HAS SEGREGATED LIABILITY BETWEEN ITS FUNDS
AND IS ORGANISED UNDER THE LAWS OF IRELAND AS A PUBLIC LIMITED
COMPANY PURSUANT TO THE COMPANIES ACT (2014)
(AS AMENDED)(THE """"""""COMPANIES ACT""""""""). THE COMPANY HAS ENTERED INTO
A MANAGEMENT AGREEMENT WITH LGIM MANAGERS (EUROPE) LIMITED UNDER
WHICH THE MANAGER IS RESPONSIBLE FOR THE MANAGEMENT OF THE COMPANYS
AFFAIRS. LGIM MANAGERS (EUROPE) LIMITED IS A LIMITED LIABILITY
COMPANY INCORPORATED IN IRELAND AND AUTHORISED BY THE CENTRAL BANK
OF IRELAND AS A SUPER MANCO. THE MANAGER HAS APPOINTED LEGAL &
GENERAL INVESTMENT MANAGEMENT LIMITED AS INVESTMENT MANAGER FOR
EACH OF THE FUNDS. THE INVESTMENT MANAGER IS AUTHORISED AND
REGULATED BY THE UK FINANCIAL CONDUCT AUTHORITY. LEGAL & GENERAL
INVESTMENT MANAGEMENT AMERICA INC. IS AN INVESTMENT MANAGER REGULATED BY
THE SECURITIES AND EXCHANGE COMMISSION. LEGAL & GENERAL GROUP PLC
IS AN INSURANCE COMPANY AND MULTINATIONAL FINANCIAL SERVICES GROUP COMPANY.
LGIM SINGAPORE PTE. LTD. IS A DISCRETIONARY INVESTMENT MANAGER AUTHORISED
BY THE MONETARY AUTHORITY OF SINGAPORE (MAS).

Name of Persons Filing:

THIS STATEMENT IS FILED BY:
(i) Legal & General Group Plc
(ii) Legal & General Investment Management Ltd
(iii) LGIM Managers (Europe) Limited
(iv) Legal & General UCITS ETF Plc
(v) Legal & General Investment Management America Inc
(vi) LGIM Singapore PTE. Ltd

8 (b). Address of Principal Business Office or, if none, Residence:
THE ADDRESS OF PRINCIPAL BUSINESS OFFICE IS:
(i) ONE COLEMAN STREET, LONDON, EC2R 5AA
(ii) ONE COLEMAN STREET, LONDON, EC2R 5AA
(iii) 70 SIR JOHN ROGERSONS QUAY, DUBLIN 2, IRELAND
(iv) 70 SIR JOHN ROGERSONS QUAY, DUBLIN 2, IRELAND
(v) 71 SOUTH WACKER DRIVE, SUITE 800, CHICAGO IL 60606
(vi) LEVEL 7, 15-17, CAPITAL SQUARE, 23 CHURCH STREET, SINGAPORE, U0, 049481

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the financial institutions in the group is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Legal & General Group Plc: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
- Legal & General Investment Management Ltd: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
- LGIM Managers (Europe) Limited: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
- Legal & General UCITS ETF Plc: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
- Legal & General Investment Management America Inc: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
- LGIM Singapore PTE Ltd: Lailah Sahzayasin, Head of Asset Class Oversight (07/28/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.